SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 27)*

Coca-Cola Bottling Co. Consolidated

(Name of Issuer)

Common Stock, Par Value $1.00 Per Share

(Title and Class of Securities)

191098102

(CUSIP Number)

Geoffrey J. Kelly

Senior Vice President and General Counsel

The Coca-Cola Company

One Coca-Cola Plaza

Atlanta, Georgia 30313

(404) 676-2121

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 19, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(continued on following pages)

CUSIP No. 191098102

1	Name of Reporting Person The Coca-Cola Company

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,482,165

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,482,165

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,482,165

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 34.76%

14	Type of Reporting Person CO

CUSIP No. 191098102

1	Name of Reporting Person The Coca-Cola Trading Company LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,482,165

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,482,165

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,482,165

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 34.76%

14	Type of Reporting Person CO

CUSIP No. 191098102

1	Name of Reporting Person Coca-Cola Oasis, Inc.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,482,165

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,482,165

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,482,165

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 34.76%

14	Type of Reporting Person CO

CUSIP No. 191098102

1	Name of Reporting Person Carolina Coca-Cola Bottling Investments, Inc.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,482,165

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,482,165

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,482,165

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 34.76%

14	Type of Reporting Person CO

CUSIP No. 191098102

This Amendment No. 27 amends and supplements the original Schedule 13D filed on May 18, 1987 by The Coca-Cola Company, as amended by Amendments 1 through 26 (the “Schedule 13D”).  Terms used herein and not otherwise defined shall have the meanings given such terms in the Schedule 13D.

Item 2	Identity and Background

Item 2 is hereby amended and restated as follows:

This statement is being filed by The Coca-Cola Company, and three of The Coca-Cola Company’s direct or indirect wholly owned subsidiaries, namely The Coca-Cola Trading Company LLC (“Trading Company”), Coca-Cola Oasis, Inc. (“Oasis”) and Carolina Coca-Cola Bottling Investments, Inc. (“Carolina” and, together with The Coca-Cola Company, Trading Company and Oasis, the “Reporting Persons”).  Each of The Coca-Cola Company, Oasis and Carolina is a Delaware corporation, having its principal executive office at One Coca-Cola Plaza, Atlanta, Georgia 30313, telephone (404) 676-2121. Trading Company is a Delaware limited liability company, having its principal executive office at One Coca-Cola Plaza, Atlanta, Georgia 30313, telephone (404) 676-2121. Carolina is a direct, wholly owned subsidiary of Oasis, Oasis is a direct, wholly owned subsidiary of Trading Company, and Trading Company is a direct, wholly owned subsidiary of The Coca-Cola Company.

The business of The Coca-Cola Company is nonalcoholic beverages, principally sparkling beverages, but also a variety of still beverages. The Coca-Cola Company manufactures beverage concentrates and syrups, which are sold to bottling and canning operations, fountain wholesalers and some fountain retailers, as well as finished beverages, which are sold primarily to distributors.

Certain information with respect to the directors or managers and executive officers of the Reporting Persons is set forth in Exhibit A(99.1) attached hereto, including each director’s or manager’s, as applicable, and each executive officer’s business address, present principal occupation or employment, citizenship and other information.

None of the Reporting Persons nor, to the best of their knowledge, any director, manager, executive officer or controlling person of any Reporting Person has, during the last five years, been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding any Reporting Person or any director, manager, executive officer or controlling person of any Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, or finding any violation with respect to federal or state securities laws.

Item 3	Source and Amount of Funds and Other Consideration

Item 3 is hereby amended by adding the following

On February 19, 2009, The Coca-Cola Company entered into the Amended and Restated Stock Rights and Restrictions Agreement (the “Amended Rights and Restrictions Agreement”) with Coca-Cola Bottling Co. Consolidated (“Coke Consolidated”) and J. Frank Harrison, III that amends and restates the Stock Rights and Restrictions Agreement  (the “Rights and Restrictions Agreement”) dated January 27, 1989, between Coke Consolidated and The Coca-Cola Company.   In connection with the parties entering into

CUSIP No. 191098102

the Amended Rights and Restrictions Agreement, The Coca-Cola Company converted all of its 497,670 shares of Coke Consolidated’s Class B Common Stock, par value $1.00, (the “Class B Common Stock”) into an equivalent number of shares of Common Stock, par value $1.00, of Coke Consolidated (the “Common Stock”).  The Common Stock has one vote per share on all matters submitted for a vote of Coke Consolidated's stockholders and the Class B Common Stock has 20 votes per share on such matters.

The material terms and conditions of the Amended Rights and Restrictions Agreement include the following:

•              So long as no person or group controls more of Coke Consolidated’s voting power than is collectively controlled by J. Frank Harrison, III, trustees under the will of J. Frank Harrison, Jr. and any trust that holds shares of Coke Consolidated’s stock for the benefit of the descendants of J. Frank Harrison, Jr. (collectively, the “Harrison Family”), The Coca-Cola Company will not acquire additional shares of Coke Consolidated’s stock without the consent of Coke Consolidated;

•              So long as no person or group controls more of Coke Consolidated’s voting power than is controlled by the Harrison Family, Coke Consolidated has a right of first refusal with respect to any proposed disposition by The Coca-Cola Company of shares of Coke Consolidated stock;

•              Coke Consolidated has the right, through January 27, 2019, to call for redemption the number of shares of Coke Consolidated stock that would reduce The Coca-Cola Company’s equity ownership in Coke Consolidated to 20% at a price not less than $42.50 per shares which is either mutually determined by the parties or determined by an appraisal or appraisals conducted by an investment banker or bankers appointed by the parties;

•              The Coca-Cola Company has certain registration rights with respect to shares of Coke Consolidated stock owned by it; and

•              As long as The Coca-Cola Company holds the number of shares of stock in Coke Consolidated that it currently owns, it has the right to have its designee proposed by Coke Consolidated for nomination to its board of directors, and J. Frank Harrison, III and trustees of certain trusts established for the benefit of descendants of J. Frank Harrison, Jr. have agreed to vote shares of Coke Consolidated stock which they control in favor of such designee.

The Amended Rights and Restrictions Agreement also provides The Coca-Cola Company the option to exchange the 497,670 shares of Common Stock in Coke Consolidated it acquired upon conversion of the Class B Common Stock into an equivalent number of shares of Class B Common Stock in the event any person or group acquires control of more of Coke Consolidated’s voting power than is controlled by the Harrison Family.

Finally, the Amended and Rights and Restrictions Agreement eliminates certain provisions of the current Rights and Restrictions Agreement relating to The Coca-Cola Company’s option and obligation to maintain certain equity and voting percentages in Coke Consolidated and The Coca-Cola Company’s preemptive right to acquire shares of Coke Consolidated stock.

On February 17, 2009, in connection with the entering into of the Amended Rights and

CUSIP No. 191098102

Restrictions Agreement, The Coca-Cola Company, J. Frank Harrison, III and the other parties thereto entered into the Termination Agreement, pursuant to which the parties terminated the Irrevocable Proxy (the “Irrevocable Proxy”) granted to Mr. Harrison by The Coca-Cola Company and the Voting Agreement between The Coca-Cola Company, J. Frank Harrison, Jr., J. Frank Harrison, III and Reid Henson, as trustee, dated January 27, 1989 (the “Voting Agreement”).

Item 4	Purpose of the Transaction

Item 4 is hereby amended and restated as follows

The Coca-Cola Company invests in bottling operations such as Coke Consolidated in order to maximize the strength and efficiency of its production, distribution and marketing systems around the world. In line with this bottling strategy, The Coca-Cola Company regularly reviews its options relating to its investments in bottling operations throughout the world, including its investment in Coke Consolidated. As part of this review, The Coca-Cola Company from time to time may consider, evaluate and propose various possible transactions involving Coke Consolidated or its subsidiaries, which could include, without limitation:

(a)	the possible acquisition of additional securities of Coke Consolidated, or the disposition of securities of Coke Consolidated;

(b)

possible extraordinary corporate transactions (such as a merger, consolidation or reorganization) involving Coke Consolidated or any of its subsidiaries, including with other bottling companies in which one or more of the Reporting Persons may have a direct or indirect equity interest; or

(c)

the possible acquisition by Coke Consolidated or its subsidiaries of assets or interests in one or more bottling companies, including other bottling companies in which one or more of the Reporting Persons may have a direct or indirect equity interest, or the possible sale of assets or bottling operations by Coke Consolidated or its subsidiaries.

Except as otherwise described herein, the Reporting Persons do not presently have any plans or proposals which relate to or would result in:

(a)           The acquisition by any person of additional securities of Coke Consolidated, or the disposition of securities of Coke Consolidated;

(b)           An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Coke Consolidated or any of its subsidiaries;

(c)           A sale or transfer of a material amount of assets of Coke Consolidated or any of its subsidiaries;

(d)           Any change in the present  board of  directors  or management of Coke Consolidated, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

CUSIP No. 191098102

(e)           Any material change in the present capitalization or dividend policy of Coke Consolidated;

(f)            Any other material change in Coke Consolidated's business or corporate structure;

(g)           Changes in Coke Consolidated's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Coke Consolidated by any person;

(h)           Causing a class of securities of Coke Consolidated to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)            A class of equity securities of Coke Consolidated becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)            Any action similar to any of those enumerated above.

Item 5	Interest in Securities of the Issuer

Item 5 is hereby amended and restated as follows:

On February 17, 2009, Carolina converted the 497,670 shares of Class B Common Stock directly owned by it into 497,670 shares of Common Stock. As a result of this conversion, the Reporting Persons no longer beneficially own any shares of Class B Common Stock and their respective ownership of Common Stock is as follows:

Number of shares of Common Stock as to which The Coca-Cola Company. has:

(i)            sole power to vote or direct the vote:  0

(ii)           shared power to vote or to direct the vote:  2,482,165

(iii)          the sole power to dispose of or to direct the disposition of:  0

(iv)          shared power to dispose of or to direct the disposition of:  2,482,165

Number of shares of Common Stock as to which Oasis has:

(i)            sole power to vote or direct the vote:  0

(ii)           shared power to vote or to direct the vote:  2,482,165

(iii)          sole power to dispose of or to direct the disposition of:  0

(iv)          shared power to dispose of or to direct the disposition of:  2,482,165

Number of shares of Common Stock as to which Trading Company has:

(i)            sole power to vote or direct the vote:  0

(ii)           shared power to vote or to direct the vote:  2,482,165

(iii)          sole power to dispose of or to direct the disposition of:  0

(iv)          shared power to dispose of or to direct the disposition of:  2,482,165

Number of shares as to which Carolina has:

CUSIP No. 191098102

(i)            sole power to vote or direct the vote:  0

(ii)           shared power to vote or to direct the vote:  2,482,165

(iii)          sole power to dispose of or to direct the disposition of:  0

(iv)          shared power to dispose of or to direct the disposition of:  2,482,165

The Reporting Persons beneficially own 34.76% of the outstanding shares of Common Stock based upon 7,141,347 shares of Common Stock outstanding on February 17, 2009.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and restated as follows:

On February 17, 2009, The Coca-Cola Company entered into the Amended and Restated Stock Rights and Restrictions Agreement that amends and restates the Rights and Restrictions Agreement.   In connection with the parties entering into the Amended Rights and Restrictions Agreement, The Coca-Cola Company converted all of its 497,670 shares of Class B Common Stock into an equivalent number of shares of Common Stock.

The material terms and conditions of the Amended Rights and Restrictions Agreement include the following:

•              So long as no person or group controls more of Coke Consolidated’s voting power than is collectively controlled by J. Frank Harrison, III, trustees under the will of J. Frank Harrison, Jr. and any trust that holds shares of Coke Consolidated’s stock for the benefit of the descendants of J. Frank Harrison, Jr. (collectively, the “Harrison Family”), The Coca-Cola Company will not acquire additional shares of Coke Consolidated’s stock without the consent of Coke Consolidated;

•              So long as no person or group controls more of Coke Consolidated’s voting power than is controlled by the Harrison Family, Coke Consolidated has a right of first refusal with respect to any proposed disposition by The Coca-Cola Company of shares of Coke Consolidated stock;

•              Coke Consolidated has the right, through January 27, 2019, to call for redemption the number of shares of Coke Consolidated stock that would reduce The Coca-Cola Company’s equity ownership in Coke Consolidated to 20% at a price not less than $42.50 per shares which is either mutually determined by the parties or determined by an appraisal or appraisals conducted by an investment banker or bankers appointed by the parties;

•              The Coca-Cola Company has certain registration rights with respect to shares of Coke Consolidated stock owned by it; and

•              As long as The Coca-Cola Company holds the number of shares of stock in Coke Consolidated that it currently owns, it has the right to have its designee proposed by Coke Consolidated for nomination to its board of directors, and Mr. Harrison and trustees of certain trusts established for the benefit of descendants of J. Frank Harrison, Jr. have agreed to vote shares of Coke Consolidated stock which they control in favor of such designee.

The Amended Rights and Restrictions Agreement also provides The Coca-Cola Company the option to exchange the 497,670 shares of Common Stock in Coke Consolidated it

CUSIP No. 191098102

acquired upon conversion of the Class B Common Stock into an equivalent number of shares of Class B Common Stock in the event any person or group acquires control of more of the Coke Consolidated’s voting power than is controlled by the Harrison Family.

Finally, the Amended and Rights and Restrictions Agreement eliminates certain provisions of the current Rights and Restrictions Agreement relating to The Coca-Cola Company’s option and obligation to maintain certain equity and voting percentages in Coke Consolidated and The Coca-Cola Company’s preemptive right to acquire shares of Coke Consolidated stock.

On February 17, 2009, in connection with the entering into of the Amended Rights and Restrictions Agreement, The Coca-Cola Company, J. Frank Harrison, III and the other parties thereto entered into the Termination Agreement, pursuant to which the parties terminated the Irrevocable Proxy and the Voting Agreement.

Item 7	Material to be Filed as Exhibits

Exhibit	Name	Incorporated By Reference To

Exhibit A (99.1)	Directors, Officers and Managers of the Reporting Persons	Filed herewith

Exhibit B (99.2)

Amended and Restated Stock Rights and Restrictions Agreement, dated February 17, 2009, by and among Coca-Cola Bottling Co. Consolidated, Carolina Coca-Cola Bottling Investments, Inc., The Coca-Cola Company and J. Frank Harrison, III.

Exhibit 10.1 to Coke Consolidated’s Current Report on Form 8-K filed on February 19, 2009

Exhibit C (99.3)

Termination of Irrevocable Proxy and Voting Agreement, dated February 17, 2009, between The Coca-Cola Company, Carolina Coca-Cola Bottling Investments, Inc., Reid M. Henson, as trustee, and J. Frank Harrison, III.

Exhibit 10.2 to Coke Consolidated’s Current Report on Form 8-K filed on February 19, 2009

CUSIP No. 191098102

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 25, 2009	THE COCA-COLA COMPANY

	By	/s/ William D. Hawkins, III
Name: William D. Hawkins, III
Title: Vice President

Date: February 25, 2009	THE COCA-COLA TRADING COMPANY LLC

	By	/s/ William D. Hawkins, III
Name: William D. Hawkins, III
Title: Vice President

Date: February 25, 2009	COCA-COLA OASIS, INC.

	By	/s/ William D. Hawkins, III
Name: William D. Hawkins, III
Title: Vice President

Date: February 25, 2009	CAROLINA COCA-COLA BOTTLING INVESTMENTS, INC.

	By	/s/ Harry L. Anderson
Name: Harry L. Anderson
Title: Vice President